UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024.

Commission File Number: 001-40852

LUMIRADX LIMITED

(In Official Liquidation)

(Translation of registrant’s name into English)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

NOTICE OF DISSOLUTION

LumiraDx Limited (In Official Liquidation)

On September 16, 2024, the Grand Court of the Cayman Islands issued a final dissolution order (the “Order”) with respect to LumiraDx Limited (the “Company”) in accordance with the Cayman Islands’ Companies Act (2023 Revision). Pursuant to the Order, the Company has been dissolved and the joint official liquidators have been discharged from office, effective as of September 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024	LUMIRADX LIMITED

	By:	/s/ Sandipan Bhowmik
	Name:	Sandipan Bhowmik
	Title:	Joint Official Liquidator